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                          July 17, 2020

       Isaac Israel
       Chief Executive Officer
       Kitov Pharma Ltd.
       One Azrieli Center, Round Tower
       132 Menachem Begin Road, Tel Aviv 6701101, Israel

                                                        Re: Kitov Pharma Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed July 10, 2020
                                                            File No. 333-239807

       Dear Mr. Israel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Rick Werner